Exhibit 99.4

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2	Date of Material Change

February 1, 2013

Item 3	News Release

The news release was disseminated on February 1, 2013.

Item 4	Summary of Material Change

The Company announced that further to its news release dated December 21, 2012, it has entered into a credit agreement dated January 31, 2013 with Sprott Resource Lending Partnership who will be providing the Company with a $5 million credit facility. The Company also announced it has received two advances for an aggregate of $1,800,000 under the credit facility and issued 750,000 common shares at a deemed price of $0.75 per share to Sprott Resource Lending Partnership, 375,000 of which remain in escrow.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

DATED:	February 4, 2013

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

February 1, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN FINALIZES $5 MILLION CREDIT FACILITY

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company”) is pleased to announce that, further to its news release dated December 21, 2012, it has entered into a credit agreement dated January 31, 2013 with Sprott Resource Lending Partnership (“Sprott Lending”) pursuant to which Sprott Lending is to provide the Company with a $5 million credit facility (the “Facility”). The credit agreement replaces the previously announced term sheet. As of today’s date, Oromin has received a total of $1,800,000 pursuant to the first two advances under the Facility.

The one year Facility will bear interest at 12% per annum, compounded and payable monthly. In consideration for the Facility, Sprott Lending has been paid a structuring fee of $50,000 and been issued 750,000 common shares of the Company at a deemed price of $0.75 per share. Of these shares, 375,000 have been released to Sprott Lending, with balance being subject to escrow pending the completion of further advances under the Facility. The common shares will be subject to a four month hold period. All amounts outstanding under the Facility will be repayable in the event of a change of control of the Company. The Facility will be secured by a fixed and floating charge and specific registration over all of the assets of the Company.

The Facility will be used for the development of the OJVG project as well as for general corporate purposes. Toll Cross Securities Inc. provided financial consulting services in connection with the Facility.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President and CEO

Forward Looking Statements: The above contains forward-looking statements regarding a credit facility. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.